Mail Stop 4561

June 12, 2008

Douglas J. Reich, Esq.
Senior Vice President, General Counsel
Hypercom Corporation
2851 West Kathleen Road
Phoenix, AZ 85053

> **Re: Hypercom Corporation**
> **Registration Statement on Form S-3**
> **Filed May 16, 2008**
> **File No. 333-150953**

Dear Mr. Reich:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the acquisition of certain direct or indirect wholly owned subsidiaries of Thales on April 1, 2008 appears to be greater than 50% significant based on the significance test of Rule 1-02(w) of Regulation S-X. Tell us what consideration you gave to providing historical and pro forma financial statements of the business acquired in your registration statement pursuant to Rule 3-05 and Article 11 of Regulation S-X. Refer to the SEC Regulations Committee Meeting minutes dated July 10, 2007.

2. We note your response letter dated May 23, 2008 with respect to our comments issued April 24, 2008 regarding your Form 10-K for the Fiscal Year Ended

December 31, 2007 filed March 14, 2008 (File No. 001-13521). We further note that you incorporate by reference your Form 10-K into your Form S-3. Comments with respect to the Form 10-K must be resolved prior to the desired effective date.

3.   The information required by Item 503 of Regulation S-K should be set forth following the cover page of your prospectus. Refer to Part I, Item 3, of Form S-3.

4.   Please amend your filing to include a description of the cashless exercise feature of the warrant held by the selling shareholder. Refer to Item 202(c)(5) of Regulation S-K.

Part II

Undertakings, page 2

5.   Please advise us as to why you have not included the undertakings required by Item 512(a)(5) of Regulation S-K.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Mike Johnson at (202) 551-3477 with any other questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

Via Facsimile (602) 504-4623
Douglas J. Reich, Esq.
Hypercom Corporation
Telephone: (602) 504-5000